UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM U-1
                                   APPLICATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                        PINNACLE WEST CAPITAL CORPORATION
                      400 EAST VAN BUREN STREET, SUITE 700
                             PHOENIX, ARIZONA 85004

                   (Name of company filing this statement and
                    address of principal executive offices)


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                                      NONE

                 (Name of top registered holding company parent)

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Herbert I. Zinn                         Mary Ann K. Huntington
Pinnacle West Capital Corporation       Morgan, Lewis & Bockius LLP
400 North Fifth Street                  1800 M Street, N.W.
Mail Station 8695                       Washington, D.C.  20036
Phoenix, Arizona  85004

                    (Name and address of agents for service)

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The Commission is requested to send copies of all notices, orders, and communications in connection with this application to:

Herbert I. Zinn                         Mary Ann K. Huntington
Pinnacle West Capital Corporation       Morgan, Lewis & Bockius LLP
400 North Fifth Street                  1800 M Street, N.W.
Mail Station 8695                       Washington, D.C.  20036
Phoenix, Arizona  85004

                                TABLE OF CONTENTS


ITEM 1 DESCRIPTION OF PROPOSED TRANSACTION                                   2

     A.   Description of the Parties                                         2

          1.   Pinnacle West Capital Corporation                             2

          2.   Arizona Public Service Company                                2

               a.   Generation                                               3

               b.   Power marketing                                          6

               c.   Transmission/distribution                                7

          3.   Pinnacle West Energy Corporation                              8

          4.   APS Energy Services Company, Inc.                             8

          5.   SunCor Development Company                                    9

          6.   El Dorado                                                     9

     B.   Regulatory Background                                              9

     C.   The Reorganization                                                10

     D.   Purpose and Anticipated Effects of the Reorganization             12

     E.   Additional Information                                            13

ITEM 2 FEES, COMMISSIONS AND EXPENSES                                       13

ITEM 3 APPLICABLE STATUTORY PROVISIONS                                      14

     A.   Approval of the Reorganization under Section 9(a)(2)              14

          1.   Section 10(b)                                                15

               a.   "Detrimental Interlocking Relations" or
                    "Concentration of Control" -- Section 10(b)(1)          16

               b.   Fairness of Consideration and Fees -- Section 10(b)(2)  17

               c.   Complication of Capital Structure -- Section 10(b)(3)   19

          2.   Section 10(c)                                                19

               a.   Significant Benefits -- Section 10(c)(1)                20

               b.   Economics and Efficiencies of an Integrated System --
                    Section 10(c)(2)                                        22

                    (i)  Economics and Efficiencies                         23

                    (ii) Integrated Public Utility System                   23

          3.   Section 10(f)                                                24

     B.   PNW Will Continue to Claim a Section 3(a)(1) Exemption
          After the Reorganization                                          25

ITEM 4 REGULATORY APPROVAL                                                  25

ITEM 5 PROCEDURE                                                            25

ITEM 6 EXHIBITS AND FINANCIAL STATEMENTS                                    27

     A.   Exhibits                                                          28

     B.   Financial Statements                                              30

     ITEM 7 INFORMATION AS TO ENVIRONMENTAL EFFECTS                         30

     Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), Pinnacle West Capital Corporation, an Arizona corporation ("PNW"), hereby requests approval from the Securities and Exchange Commission (the "Commission") to establish a new public-utility company subsidiary in connection with the proposed corporate reorganization (the "Reorganization") involving the relocation of certain generation assets from Arizona Public Service Company ("APS"), PNW's existing public-utility company subsidiary, to Pinnacle West Energy Corporation ("PWE"), another wholly-owned subsidiary of PNW. As a result of this Reorganization, PWE will become an "electric utility company" and a "public-utility company" within the meaning of the Act, and, therefore, PNW will acquire an additional public-utility subsidiary. (However, PWE will not become a public service corporation under Arizona state law.) PNW will continue to meet the requirements for an intrastate exemption under Section 3(a)(1) of the Act and will continue to file annual exemption statements on Form U-3A-2 pursuant to Rule 2 of the Commission's regulations.

The purpose of the Reorganization is to comply with certain requirements set forth in rules adopted by the Arizona Corporation Commission ("ACC") that provide the framework for introduction of retail electric competition in Arizona (the "Competition Rules"), and in a final ACC order approving the APS' settlement with various parties with respect to implementation of the Competition Rules (the "Settlement"). Pursuant to the Competition Rules and the Settlement, APS must separate its generating assets and competitive services from its transmission and distribution functions no later than December 31, 2002. PNW seeks Commission approval now, however, because APS intends to move a substantial portion of its generating assets to PWE on or before January 1, 2001. There may be some delays in moving particular assets from APS to PWE, pending receipt by APS of certain consents or waivers from third parties with respect to such assets, but most of the non-nuclear generating assets are to be moved to PWE on or before January 1, 2001.

ITEM 1 DESCRIPTION OF PROPOSED TRANSACTION

     A.   DESCRIPTION OF THE PARTIES

          1. PINNACLE WEST CAPITAL CORPORATION: PNW was incorporated in 1985 under the laws of the State of Arizona. Through its subsidiaries, PNW is engaged in the generation, transmission, and distribution of electricity and the sale of energy services. Also through subsidiaries, PNW is involved in real estate development and in venture capital investment. On December 31, 1999, PNW employed approximately 7,534 people, including the employees of its subsidiaries. Of these employees, 6,234 were employees of its existing public-utility subsidiary, APS, and employees assigned to joint projects of APS where APS services as a project manager. PNW's principal executive offices are located at 400 East Van Buren, Phoenix Arizona 85004. PNW is currently a public-utility holding company exempt from the provisions of the Act, except
Section 9(a)(2), by reason of its filing of annual exemption statements on Form U-3A-2 pursuant to Rule 2 of the Commission's regulations. 17 C.F.R. ss. 250.2(a). PNW's direct, wholly-owned subsidiaries are described below and a copy of PNW's most recent Form U-3A-2 is attached as Exhibit G-1.

          2. ARIZONA PUBLIC SERVICE COMPANY: APS is a public-utility company incorporated in 1920 under the laws of the State of Arizona. APS is a wholly-owned subsidiary of PNW. APS' principal executive offices are located at 400 North Fifth Street, Phoenix Arizona 85004. APS provides retail electric services principally in the State of Arizona and is actively engaged in the competitive wholesale electric markets. APS is subject to regulation by the ACC with respect to retail rates, accounting, service standards, service territory, issuances of securities, siting of generation and transmission projects and various other matters.

     APS is also subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under Parts I, II, and III of the Federal Power Act for certain phases of its business, including regulation of its rates relating to wholesale sales of energy and interstate transmission, licensing its hydroelectric stations, accounting, and certain other matters. APS' current business structure consists of three primary business units: generation; power marketing; and transmission/distribution. The following briefly describes these business units.

               a. GENERATION -- APS currently owns or leases generating facilities with a total accredited capacity of approximately 4,000 megawatts. The fuel mix of APS' generation capacity is 41.8% coal; 31.5% gas or oil; 26.5% nuclear; and less than 1% other. APS' sources of energy during 1999 were approximately 56.8% from its own generation resources and approximately 43.2% from purchased power. The Reorganization involves the relocation of a substantial portion of APS' generating facilities and related facilities, as well as the transfer of certain of the employees of APS' generation business unit. The generating assets being moved to PWE on or before January 1, 2001 are briefly described below.(1) Also, attached, as Exhibit E-1, is a map showing the location of each of APS' generation facilities.

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(1)  In addition to the generating facilities to be moved by January 1, 2001,
     APS also owns or leases an interest in the Palo Verde Nuclear Generating Station ("PVNGS"), a three-unit nuclear generating facility located in Wintersburg, Arizona approximately 55 miles west of Phoenix, Arizona. The total accredited capacity of PVNGS is 3,733 megawatts, of which APS owns or leases 29.1%, or approximately 1,086 megawatts. APS is also the operator of the facility. There are six other co-owners of PVNGS, which collectively own or lease the remaining 70.9%. Ownership is in the form of a co-tenancy, and the co-owners are not affiliates of one another. APS operates PVNGS pursuant to an agreement in which each owner pays its proportionate share of the cost of operating the facility. While the Reorganization involving APS' non-nuclear generating facilities is contemplated to occur on or before January 1, 2001, APS does not plan to move its interest in PVNGS to PWE until 2002. The delay in moving the nuclear assets is to ensure additional time to adequately address complicated contractual arrangements, such as sale and leaseback provisions between APS and certain owner trusts to which APS has sold and leased back a portion of its interest in PVNGS Unit 2 and the PVNGS common facilities. There are also certain financial and economic considerations that must be resolved before the nuclear assets can be moved to PWE.

     Four Corners Power Plant ("Four Corners"):

     Four Corners is a five-unit coal fired power plant located near Farmington, New Mexico on the Navajo Reservation. The property underlying the plant is held under easements granted by the federal government and under leases from the Navajo Nation. Units 1, 2 and 3 have an accredited capacity of 560 megawatts. These units are 100% owned and operated by APS. Units 4 and 5 have an accredited capacity of 1,480 megawatts; APS owns 15% of units 4 and 5, or 222 megawatts. The remaining interests in units 4 and 5 are co-owned by five other entities. Ownership of units 4 and 5 is through a co-tenancy arrangement, and the co-owners are not affiliates of one another. APS operates Four Corners units 4 and 5 pursuant to an agreement in which each owner pays its proportionate share of the operating cost.

     Cholla Power Plant ("Cholla"):

     Cholla is a four-unit coal-fired power plant located in Navajo County approximately 200 miles northeast of Phoenix, Arizona. Units 1, 2 and 3 have an accredited capacity of 615 megawatts. These units are 100% owned and operated by APS. Unit 4 has an accredited capacity of 380 megawatts; unit 4 is 100% owned by another unaffiliated entity. APS is also the operator for this unit.

     Navajo Power Plant ("Navajo"):

     Navajo is a three-unit coal-fired plant located south of Page, Arizona. The total accredited capacity for the plant is 2,250 megawatts. APS owns 14%, or 315 megawatts of this plant. The remaining interests in the plant are co-owned by five other entities which are not affiliated with APS. APS does not operate Navajo.

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
     Saguaro Power Plant ("Saguaro"):

     Saguaro is a four-unit power plant consisting of two gas/oil-fired steam units and two gas/oil-fired combustion turbine units and is located 30 miles north of Tucson, Arizona. The total accredited capacity for the plant is 319 megawatts. Steam units 1 and 2 have a combined capacity of 209 megawatts, and the two combustion turbines have a combined capacity of 110 megawatts. This plant is 100% owned and operated by APS.

     Ocotillo Power Plant ("Ocotillo"):

     Ocotillo is a six-unit multi-fueled generating plant located in Tempe, Arizona. Two units are gas/oil-fired steam units; two units are gas/oil-fired combustion turbines; and two units are solar. The total accredited capacity for steam units 1 and 2 is 226 megawatts; for combustion turbine units 1 and 2, the accredited capacity is 110 megawatts; and for solar units 1 and 2, the accredited capacity is 172 kilowatts. This plant is 100% owned and operated by APS.

     Yucca Power Plant ("Yucca"):

     Yucca is a five-unit gas/oil combustion turbine plant located near Yuma, Arizona. The accredited capacity of units 1, 2, 3 and 4 is 147 megawatts. These units are 100% owned, unaffiliated and operated by APS. Unit 5 and a separate steam unit are owned by a separate unaffiliated entity but operated by APS.

     West Phoenix Power Plant ("West Phoenix"):

     West Phoenix is a six-unit gas/oil-fired steam, combustion turbine, and combined cycle generation plant located in Phoenix, Arizona. Combustion turbine units 1 and 2 have an accredited capacity of 110 megawatts; combined cycle units 1, 2 and 3 have an accredited capacity of 255 megawatts; and steam units 4, 5 and 6 have an accredited capacity of 108.3 megawatts. APS owns or leases and operates 100% of West Phoenix and is entitled to 100% of the output.(2)

     Douglas/Fairview Power Plant:

     Douglas/Fairview is a single combustion turbine unit with a capacity rating of 16 megawatts located near Douglas, Arizona. Douglas/Fairview is 100% owned and operated by APS.

     Solar Power Plants

     APS also owns a number of solar units that will be moved to PWE as part of the Reorganization. These solar units are located around the state (primarily in the Phoenix metropolitan area) and have a total combined capacity rating of 1 megawatt.

               b. POWER MARKETING -- APS' Power Marketing and Trading division ("Power Marketing") primarily engages in the sale and purchase of electric capacity and energy in the wholesale market. Power Marketing sells excess power from APS' generation facilities and also purchases energy from other entities to meet APS' requirements to supply retail and wholesale customers. Power Marketing also engages in hedging transactions in forward markets for electricity and fuel and in the purchase and sale of emission allowances as part of APS' effort to manage risks associated with its generation and distribution activities. The ACC Competition

Rules and Settlement contemplate that as a competitive asset, APS will also move its Power Marketing division to an affiliate. Thus, on or before January 1, 2001, Power Marketing will become a division of PNW.(3)

               c. TRANSMISSION/DISTRIBUTION -- APS owns and operates approximately 5,296 miles of transmission lines, of which all but 140 miles are located within the State of Arizona. APS' transmission was built primarily to bring generation from its power plants to its retail electric loads in Arizona. Ownership and operation of APS' transmission facilities is subject to regulation by FERC. Transmission rates are prescribed by FERC and the use of and access to the transmission system is subject to FERC's open access requirements set forth in FERC Order No. 888. As of December 31, 1999, APS' distribution system served approximately 827,000 electric retail customers in its service territory within the State of Arizona. APS provides distribution services in 11 of Arizona's 15 counties, including the metropolitan Phoenix area. Pursuant to the Settlement approved by the ACC in 1999, which is more fully discussed below, retail rates have been set until July 1, 2004, subject to conditions or circumstances which constitute an emergency. APS' transmission and distribution business will remain with APS under the Reorganization.

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(2)  APS currently leases its interest in combined cycle units 1, 2, and 3.
     Because the lease does not expire until June 24, 2001, APS may not move its interest in those units to PWE until mid-2001.
(3) PNW itself will not become an electric utility company when this occurs. The Commission and Staff have both recognized, on numerous occasions, that marketing activities are not utility activities under the Act. See, e.g., UNITIL, Holding Company Act Release No. 26650 (Jan. 21, 1997); SEI Holdings, Inc., Holding Company Act Release No. 26581 (Sept. 26, 1996); Sunoco Power Marketing, L.L.C., SEC No-Action Letter, 1997 SEC No-Act. LEXIS 785 (July 24, 1997); Enron Capital & Trade Resources Corp., SEC No-Action Letter, 1997 SEC No-Act. LEXIS 287 (Feb. 13, 1997); Eastex Power Marketing, Inc., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 536 (Apr. 30,
     1996); LG&E Power Marketing, Inc., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 510 (Apr. 26, 1996); Coral Power, L.L.C., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 314 (Feb. 22, 1996); AIG Trading Corp., SEC No-Action Letter, 1995 SEC No-Act. LEXIS 195 (Jan. 20, 1995); Inter-Coast Power Marketing Co., SEC No-Action Letter, 1994 SEC No-Act. LEXIS 886 (Dec. 6,
     1994); Electric Clearinghouse, Inc., SEC No-Action Letter, 1994; SEC No-Act. LEXIS 452 (Apr. 13, 1994); CRSS Power Marketing, Inc., SEC No-Action Letter, 1994 SEC No-Act. LEXIS 431 (Mar. 31, 1994).

          3. PINNACLE WEST ENERGY CORPORATION: PWE was incorporated in Arizona on September 27, 1999 under the laws of the State of Arizona. PWE is a wholly-owned subsidiary of PNW. PWE was organized primarily to engage in the business of developing, owning, and operating generation plants used for the production and sale of wholesale energy. Currently, PWE is engaged in the development of approximately 2,600 megawatts of generating capacity in the State of Arizona and operations in other states are contemplated, too; however, PWE is not currently an electric utility company or a public-utility company within the meaning of the Act. Upon consummation of the Reorganization described herein and the subsequent relocation of APS' nuclear generating facilities, PWE will own or lease the generation facilities currently owned or leased by APS and will assume APS' responsibilities as operator of the facilities described above, with the exception of the Navajo Generating Station, which will continue to be operated by another, unaffiliated entity.(4) PWE's principal place of business is 400 North Fifth Street, Phoenix, Arizona 85004.

          4. APS ENERGY SERVICES COMPANY, INC. ("APSES"): APSES is an Arizona corporation formed in 1998. APSES is a wholly-owned subsidiary of PNW. APSES was organized as a retail power marketer to provide retail energy and related retail energy services to customers throughout Arizona, California, and other states that have instituted retail direct access. APSES does not own or control electric power generation, transmission, or distribution facilities.(5) APSES' principal place of business is 400 East Van Buren Street, Phoenix, Arizona.

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(4)  In the future, PWE may also acquire or develop other generating assets. To the extent necessary for PNW to maintain its intrastate exemption, PWE may establish exempt wholesale generator ("EWG") subsidiaries to own and/or operate future assets that may be located out of state.
(5) APSES is not an "electric utility company" or a "public-utility company" as those terms are defined in the Act. See, e.g., Enron, SEC No-Action Letter
     (1997).

          5. SUNCOR DEVELOPMENT COMPANY ("SUNCOR"): SunCor was incorporated in 1965 under the laws of the State of Arizona. SunCor is a wholly-owned subsidiary of PNW. SunCor is engaged in commercial and residential real estate development. SunCor is not engaged in the generating, transmitting, distributing or selling of electric energy and will not be affected by the Reorganization. SunCor's principal place of business is 3838 North Central, Suite 1500, Phoenix, Arizona 85012.

          6. EL DORADO INVESTMENT COMPANY ("EL DORADO"): El Dorado was incorporated in 1983 under the laws of the State of Arizona. El Dorado is an investment company and wholly-owned subsidiary of PNW. El Dorado is not engaged in the business of generating, transmitting, distributing, or selling of electric energy and will not be affected by the Reorganization. El Dorado's principal place of business is 400 East Van Buren, Suite 800, Phoenix, Arizona 85004.

     B.   REGULATORY BACKGROUND

     The Reorganization is being undertaken in accordance with the Competition Rules and Settlement. Specifically, in Arizona, the ACC has adopted the Competition Rules to expedite the transition to retail electric competition. Among other things, the Competition Rules required that APS separate its generation assets and competitive business activities from its transmission and distribution functions. In 1999, the ACC approved the Settlement between APS and several customer groups and consumer advocates resolving retail electric competition-related issues and approving unbundled tariffs.(6) Under the terms of the Competition Rules and the Settlement, retail choice for APS' retail customers is being phased-in. All of APS' retail customers will be entitled to choose their retail power supplier beginning January 1, 2001.(7) The retail rates of customers that continue to take fully bundled service from APS and do not choose an alternative

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(6)  The ACC order approving the Settlement is attached as Exhibit D-5.
(7)  See Exhibit D-4.

supplier will be subject to planned rate reductions that will continue until July, 2004.(8) Under the Settlement, APS is entitled to apply for a change in the agreed upon rate reductions only in the event of an emergency or a material change in its cost of service as a result of specified extraordinary events. The Settlement also requires APS to complete separation of its generation assets by December 31, 2002.(9)

     C.   THE REORGANIZATION

     PNW and APS propose to undertake the Reorganization pursuant to the arrangements described in the Term Sheet, attached as Exhibit B-1 hereto.

     The principal transactions associated with the Reorganization are described below. As previously mentioned, APS and PWE are both currently direct, wholly-owned subsidiaries of PNW. APS and PWE will be the only two "public-utility company" (as defined in the Act) subsidiaries of PNW upon the completion of the Reorganization. It is contemplated that the following transactions will occur on or before January 1, 2001: First, APS will contribute the bulk of its fossil and solar generating facilities, assets and related operational agreements to one or more of these newly-formed subsidiaries (hereafter "Transitory Subsidiaries") which will be wholly-owned by APS. This transaction is intended to qualify as a tax-deferred reorganization under Internal Revenue Code ("IRC") Section 368(a)(1)(D). Second, APS will distribute or cause to be distributed all of the stock of each Transitory Subsidiary to PNW in a transaction intended to qualify as a tax-deferred spin-off under IRC
Section 355. Third, under state law, the Transitory Subsidiaries will then be merged into PWE (with PWE as the surviving entity) in a transaction intended to qualify as a tax-deferred statutory merger under IRC Section 368(a)(1)(A). It is contemplated that the three aforementioned transactions will occur simultaneously.

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(8)  See Exhibit D-4.
(9)  See Exhibit D-4.

     When the Reorganization is complete, APS' existing divisional structure in which its electric utility operations are divided along functional lines will be formalized, and separate corporate entities will engage in the transmission/distribution of electricity and the generation of electricity. APS will become a "wires" company and continue to own and operate its existing electric transmission/distribution system, and PWE will become a "generating" company and will own or lease and operate APS' existing generation assets and sell the output from these assets at wholesale to Power Marketing. Power Marketing, in turn, is expected then to sell power to APS and other non-affiliated power purchasers. APS will continue to provide transmission and distribution services at regulated rates, as well as provide energy to those retail customers in APS' existing service territory that do not elect to use an alternative retail power supplier. A diagram of PNW's corporate structure, after the Reorganization is complete and the nuclear generating facilities have been moved to PWE, is shown on Appendix B to Exhibit D-1 attached hereto.

     Consumation of the Reorganization is subject to certain conditions as stated in the Term Sheet attached as Exhibit B-1. Principally, these conditions include: (a) the approval of the Commission under Section 9(a)(2) of the Act;
(b) approvals of FERC under Sections 203 and 205 of the Federal Power Act 16 U.S.C.ss.ss.824b and d (1994); and (c) consents and waivers of certain third parties with respect to contracts associated with the generation assets. The approval of the ACC has already been granted. (10) No PNW shareholder approval is required in connection with the Reorganization. Although APS does not believe that shareholder approval is required for the Reorganization, the approval of its sole shareholder is expected to be

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(10) Approval from the Nuclear Regulatory Commission ("NRC") will be obtained in connection with the movement of APS' interest in its nuclear generating assets, which will occur by year-end 2002. No NRC approval, however, is necessary in connection with the Reorganization involving APS' non-nuclear generating facilities. Approval of some plant participants may also be required.

obtained.(11) The approval of APS' Board of Directors is expected to be obtained in November 2000.

     D.   PURPOSE AND ANTICIPATED EFFECTS OF THE REORGANIZATION

     The principal purpose of the Reorganization and the subsequent relocation of APS' nuclear generating facilities to PWE is to assure compliance with the provisions of the Competition Rules and the Settlement and provide PNW with increased financial, managerial, and organizational flexibility which will enable APS and PWE to effectively compete in a restructured utility industry. After extensive investigation and analysis, PNW has determined that the proposed Reorganization offers the best means of positioning the PNW system for future changes and opportunities and will enable PNW to take advantage of emerging business opportunities and manage risks to the benefit of both shareholders and customers. The Reorganization is the first step in a clear functional and corporate separation between PNW's competitive generation business, and its distribution and transmission business, enabling each company to focus its resources on more clearly defined product markets and services. The intent of the Reorganization and subsequent relocation of APS' nuclear generating facilities is to create a financially sound and responsive utility system which can provide utility services effectively and efficiently. Additionally, the corporate division along functional lines will provide a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk from the competitive generation business to the fully-regulated transmission/distribution business. Moreover, this type of corporate division of utility operations along functional lines is becoming a highly-desirable form of conducting both a regulated transmission/distribution business and a competitive generation business.

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(11) As a wholly-owned subsidiary of PNW, APS' only shareholder is PNW.

     The Reorganization will have no adverse effect on APS' existing electric utility operations. The Reorganization will not cause substantive changes in PNW's ultimate interest in existing utility businesses and will not involve the transfer or acquisition of any additional utility assets beyond those currently held by APS or those which may be developed or acquired by PWE in the future. The managers and employees in PNW's existing utility operations will continue to perform their existing functions -- either as employees of APS, the transmission/distribution company, or as employees of PWE, the generating company. Thus, even though day-to-day utility operations would not be affected, the benefits discussed above will accrue to PNW and its customers and shareholders as a result of the Reorganization and the subsequent relocation of APS' nuclear generating facilities to PWE.

     E.   ADDITIONAL INFORMATION

     No associate company or affiliate of PNW or APS, or any affiliate of any associate company of PNW or APS, has any direct or indirect material interest in the proposed Reorganization except as stated herein.

ITEM 2 FEES, COMMISSIONS AND EXPENSES

     The fees, commission and expenses to be paid or incurred by PNW and APS in connection with the Reorganization are estimated as follows:

Auditors' Fee .............................................................. *
Legal Fees ................................................................. *
Miscellaneous............................................................... *
         Total ............................................................. *

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*    To be filed by amendment

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
ITEM 3 APPLICABLE STATUTORY PROVISIONS

     Sections 9(a)(2) and 10 of the Act are applicable to the proposed Reorganization. As a result of the proposed Reorganization, PNW will have two wholly-owned, public-utility company subsidiaries, APS and PWE. Section 9(a)(2) of the Act requires Commission approval before a person may acquire more than 5% of the outstanding voting securities of more than one "public-utility company." The standards for approval of a transaction under Section 9(a)(2) of the Act are set forth in Section 10 of the Act. The relevant standards under Section 10 are set forth in Section 10(b), 10(c) and 10(f).

     For the reasons explained below, the Commission should approve the Reorganization pursuant to Section 9(a)(2) of the Act because it complies with the applicable standards of Section 10. PNW respectfully requests that the Commission issue an order approving the Reorganization by December 1, 2000, so that PNW has sufficient time to complete the Reorganization on or before January 1, 2001.(12) PNW anticipates moving most of the assets and personnel on or before January 1, 2001, (13) in order to facilitate calendar year record keeping, and believes that the time between the requested approval date of December 1, 2000, and the contemplated Reorganization is necessary to allow the transfer of personnel and to implement other aspects of the Reorganization.

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(12) In the event the Commission does not issue its order by December 1, 2000,
     PWE intends to file an application with FERC for EWG status and limit its activities exclusively to the ownership and operation of eligible facilities and sale of power at wholesale in order to maintain EWG status until the Commission issues an order approving the Reorganization.
(13) As noted above, certain generating assets, such as PVNGS and combined cycle units 1, 2, and 3 at West Phoenix, may be moved to PWE at a later date.

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
     A.   APPROVAL OF THE REORGANIZATION UNDER SECTION 9(A)(2).

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." By virtue of the proposed Reorganization, PNW will own more than 5% of the outstanding voting securities of two "public-utility companies" (APS and PWE) thus becoming an affiliate of both of these public-utility companies. Under Section 2(a)(5) of the Act, a "public-utility company" is an "electric utility company" or a "gas utility company." Under Sections 2(a)(3) and 2(a)(4) of the Act, an "electric utility company" is defined as "any company which owns or operates facilities used for the generation, transmission, or distribution of electric energy for sale . . .
 ." Upon completion of the Reorganization, PWE will own and operate certain of APS' existing facilities for the generation of electric energy for sale, and APS will continue to own and operate its existing facilities for the transmission and distribution of electric energy for sale, as well as its nuclear generating facilities. Therefore, both PWE and APS will be public-utility companies within the meaning of the Act.

          1. SECTION 10(B)

     Section 10(b) provides that the Commission shall approve an acquisition pursuant to Section 9(a)(2) unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors, or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding- company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding- company system.

PNW respectfully submits that no adverse findings should be made under any of these provisions.

               a. "DETRIMENTAL INTERLOCKING RELATIONS" OR "CONCENTRATION OF CONTROL" -- SECTION 10(B)(1)

     Consistent with Section 10(b)(1) of the Act, PNW submits that the Reorganization will not tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or customers. The Reorganization involves the first step in the ultimate segregation of APS' existing utility assets and operations along functional lines into a generation company (PWE) and a transmission and distribution company (APS).

     While there may be certain common directors and officers of PNW and the public-utility subsidiaries, these relations normally exist in public-utility holding company systems among affiliated and associated companies and should not be considered detrimental to the public interest or the interest of investors or consumers. See Central Maine Power Company, et al., Holding Co. Act Release No. 26903 (Aug. 7, 1998); CIPSCO, Inc., Holding Co. Act Release No. 25152, 47 SEC Docket 174 (Sept. 18, 1990).

     Similarly, the Reorganization should not, within the meaning of Section 10(b)(1), be deemed to tend towards any "concentration of control of public-utility companies" that might be detrimental to the public interest, consumers or investors. The Reorganization will not involve the acquisition or control of any utility assets or operations which are not already owned or controlled by PNW or its existing public-utility subsidiary, APS, or being developed by PWE, and "will therefore have no effect on the concentration of control of public-utility companies." Central Maine Power Company, et al., Holding Co. Act Release No. 26903 (Aug. 7, 1998); accord BEC Energy, et al., Holding Co. Act Release No. 26874 (May 15, 1998); Energy East Corp., Holding Co. Act Release No. 26834 (March 4, 1998); Wisconsin Energy Corp., Holding Co. Act Release No. 24267 (Dec. 18, 1996).

               b. FAIRNESS OF CONSIDERATION AND FEES -- SECTION 10(B)(2)

     Section 10(b)(2) of the Act requires the Commission to determine whether the consideration paid in connection with a proposed acquisition of securities is reasonable and bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired.

     The generating assets will be recorded on the books of PWE at net book value. In addition, PWE will assume certain outstanding debt associated with the generating assets being moved. The valuation of PNW's investment in the securities of PWE and APS will be adjusted accordingly to reflect the movement of these assets and the associated debt to PWE.(14)

----------
(14) Specifically, PWE will assume APS' rights and obligations with respect to approximately $180 million in pollution control bonds issued by Navajo County, Arizona, Pollution Control Corporation and Coconino County, Arizona, Pollution Control Corporation. These two series of bonds were issued by the respective pollution control corporations under two separate Indentures of Trust dated as of August 1, 1993 between the issuer and an independent trustee. In each case, the issuer loaned the proceeds of the bonds to APS under a Loan Agreement dated as of August 1, 1993, and APS is responsible to repay the loan by making payments on the bonds when due. APS' obligations are secured by First Mortgage Bonds issued by APS and delivered to the Trustee for the pollution control bonds. At the time generating assets are moved to PWE, APS will assign its rights and obligations under the Loan Agreements to PWE, and PWE will assume such obligations. APS will remain primarily liable for such obligations and the First Mortgage Bonds will remain outstanding.

          PWE will also assume APS' obligations under another approximately $60 million of pollution control bond debt, releasing APS from such obligations. No bondholder consent is required in connection with PWE's assumption of this debt. However, APS must give advance notice to the bondholders and any bondholder who does not wish to continue to hold the bonds may tender its bonds for purchase. In addition, if the issuance of a new letter of credit in substitution for the existing letter of credit supporting the bonds causes the ratings on the bonds to be lower than the existing rating, the bonds will be subject to a mandatory tender on the substitution date, and all the bonds will be subject to mandatory repurchase and remarketing on that date.

     Since the Reorganization involves an entirely intra-company movement of existing assets from one wholly-owned subsidiary to another and not the acquistion of new assets or securities, PNW believes that the valuation established for the purposes of this asset transition is reasonable and bears a fair relationship to the sums invested in the assets. PNW, as the sole owner of both APS and PWE, can expect to earn a fair return on its investment in APS and its investment in PWE.

     An estimate of the fees and expenses to be paid in connection with the Reorganization is stated in Item 2 above. Such fees and expenses will be reasonable and customary for a transaction of this kind and will not be material when measured against PNW's consolidated book value or the earning capacity of its assets. See, e.g., Energy East Corp., Holding Co. Act Release No. 27128 (Feb. 2, 2000).

               c. COMPLICATION OF CAPITAL STRUCTURE -- SECTION 10(B)(3)

     Section 10(b)(3) of the Act requires the Commission to determine whether the transaction will unduly complicate the capital structure of the PNW system, be detrimental to the public interest, the interest of the investors or consumers, or the proper functioning of the holding-company system. No such effect will result from the Reorganization.

     The Reorganization will not involve the creation of any ownership interests other than those necessary to maintain the basic corporate relationships of the reorganized holding-company system. Pursuant to the Reorganization, PNW will continue to be the only issuer of publicly owned equity securities in the system. PNW will continue to own all of the outstanding common stock of PWE, APS, and PNW's existing non-utility subsidiaries; there will be no minority equity interest in any of PNW's public-utility subsidiaries. As noted above, certain pollution control bonds issued by APS will be assumed by PWE, but this will in no way complicate the capital structure of PNW, APS, or PWE. This type of capital structure is typical of a contemporary holding company system and is within the traditional standards of the Act.

     Moreover, the Reorganization is a significant step toward the ultimate goal of creating separate entities to perform PNW's transmission/distribution business and its generation business in compliance with the ACC's Competition Rules and the Settlement. Consequently, because the Reorganization does not complicate the capital structure of PNW, APS, or PWE, the standards of Section 10(b)(3) of the Act are satisfied.

          2.   SECTION 10(C)

     The relevant provisions of Section 10(c) of the Act state that the Commission shall not approve:

          (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

          (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . . .

APS and PNW respectfully submit that no adverse determination should be made under either of these provisions.

               a. SIGNIFICANT BENEFITS -- SECTION 10(C)(1)

     Section 10(c)(1) prohibits an acquisition of securities which is "unlawful under the provisions of Section 8" or "detrimental to the carrying out of the provisions of Section 11." By their express terms, Sections 8 and 11 apply only to registered holding companies and do not apply to exempt holding companies. After the Reorganization, PNW will continue to be exempt from all provisions of the Act, except Section 9(a)(2), pursuant to Section 3(a)(1) of the Act since PNW and its utility subsidiaries, APS and PWE, will each be predominantly intrastate in character, carry on their businesses substantially in Arizona, and be organized in Arizona. Accordingly, Section 8 of the Act is inapplicable to the Reorganization.

     For the purposes of the Commission's review of the proposed reorganization of a holding company, the relevant provision of Section 11 is Section 11(b)(2), which requires the Commission to find that "the corporate structure . . . of any company in the holding-company system does not unduly or unnecessarily complicate the structure . . . of such holding-company system." In that connection, the Commission has construed this requirement, "to mean that the structural change must result in significant benefits to the holding-company system." CIPSCO Inc., Holding Co. Act Release No. 25152, 47 SEC Docket at 178 (Sept. 18, 1990); accord Central Maine Power Company, et al., Holding Co. Act Release No. 26903 (Aug. 7, 1998); BEC Energy, et al., Holding Co. Act Release No. 26874 (May 15, 1998); Energy East Corp., Holding Co. Act Release No. 26834 (March 4, 1998).

     As discussed above in Section D of Item 1, the corporate structure resulting from the Reorganization will yield significant benefits. Most importantly, the Reorganization and subsequent move of APS' nuclear generating facilities to PWE will enable APS to implement the requirements of ACC Competition Rules and Settlement. In addition, segregation of the separate utility functions into separate corporations dedicated solely to those functions will: (1) enable the executives, officers, and managers of APS and PWE to concentrate on the delivery of cost efficient and effective utility services responsive to the needs of customers; (2) allow PNW's subsidiaries and affiliates to be more competitive in their businesses; (3) segregate the financial and legal risks associated with those businesses; (4) ensure that there is no cross-subsidization of costs or business risk; and (5) aid the investment community in analyzing and valuing individual lines of business. In cases involving corporate reorganizations or the formation of holding companies, the Commission has held that the existence of these kinds of potential benefits satisfies the statutory standard of Section 10(c)(1). See, e.g., Central Maine Power Company, Holding Co. Act Release No. 26903 (Aug. 7, 1998); Atlanta Gas Light Company, Holding Co. Act Release No. 26482, 61 SEC Docket 1057 (March 5,
1996); SIGCORP, Inc., Holding Co. Act Release No. 26431, 60 SEC Docket 90 (Dec. 14, 1995); PP&L Resources, Inc., Holding Co. Act Release No. 26248, 58 SEC Docket 2634 (March 10, 1995); CIPSCO Inc., Holding Co. Act Release No. 25152, 47 SEC Docket 174 (Sept. 18, 1990); Wisconsin Energy Corp., Holding Co. Act Release No. 24267 (Dec. 18, 1996).

               b. ECONOMICS AND EFFICIENCIES OF AN INTEGRATED SYSTEM - SECTION 10(C)(2)

     Under Section 10(c)(2), the Commission must find that the Reorganization tends towards the economical and efficient development of an integrated public utility system. PNW respectfully submits that this standard is met in this case.

                    (i)  ECONOMICS AND EFFICIENCIES

     A number of economies and efficiencies will result from the PNW structure. Some of these benefits are described in Section D of Item 1 and Section A.2.a of
Item 3, above. Overall, the Reorganization will permit a more efficient way to take advantage of competitive opportunities in the electric utility industry. Separating the competitive generation business from the regulated transmission/distribution operations will increase the ability of the system to take advantage of market opportunities and enable each entity to focus its resources on more clearly defined product markets and services.

                    (ii) INTEGRATED PUBLIC UTILITY SYSTEM

     The electric utility system of PNW is presently "integrated" within the meaning of Section 2(a)(29) of the Act and will remain so after the Reorganization.

     The standards that must be met for an electric utility system to be integrated within the meaning of Section 2(a)(29) of the Act are:

     (1) the utility assets are to be physically interconnected or capable of physical interconnection and under normal conditions may be economically operated as a single interconnected and coordinated system;

     (2) the operations of the system are confined to a single area or region, that is not so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation.

The Reorganization will not affect the physical interconnections associated with PNW's existing utility system. All of APS' existing interconnections will remain intact after the Reorganization. The Reorganization will maintain a continuous, geographically compact system with the same physical interconnections as exist today. Similarly, the area of operations of the system will not be affected by the Reorganization and will continue to be primarily confined to a single area (e.g., APS' existing service territory in Arizona) that is not so large as to impair the advantages of continuing localized management, efficient operation, and effective regulation. See CP&L Energy, Inc., Holding Co. Act Release No. 27188 (June 15, 2000); Central Maine Power Company, et al., Holding Co. Act Release No. 26903 (Aug. 7,
1998).

          3.   SECTION 10(F)

     Section 10(f) provides that "[t]he Commission shall not approve any acquisition . . . under this Section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of
Section 11 . . . ."

     The Reorganization is conditioned on full compliance with the laws of the Arizona. APS is currently and will remain subject to the jurisdiction of the ACC with respect to the provision of retail electric service. APS and PNW have received the necessary approval from the ACC to proceed with the Reorganization. Copies of this ACC approval is filed as Exhibit D-5 hereto.

     For the reasons stated above, the proposed Reorganization meets the standards set forth in Sections 9(a)(2) and 10. The Reorganization involves the first step in the segregation of APS' existing utility assets and operations along functional lines into a wires company and a generation company. The Reorganization will not unduly complicate the capital structure of the PNW system; nor will the Reorganization be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of this system. Also, the Reorganization will yield significant benefits by allowing PNW's public-utility subsidiaries to more effectively compete in the electric utility industry. Therefore, the Commission should by order approve the Reorganization.

     B. PNW WILL CONTINUE TO CLAIM A SECTION 3(A)(1) EXEMPTION AFTER THE REORGANIZATION.

     Section 3(a)(1) of the Act makes an exemption from all of the provisions of the Act, except for Section 9(a)(2), available to a holding company, if "such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized." After the Reorganization is complete, PNW and its two public-utility subsidiaries -- APS and PWE -- will be predominantly intrastate in character and will carry on their business substantially in Arizona, the state in which they are all organized.(15) In this regard, PNW will continue to claim an exemption pursuant to Section 3(a)(1) of the Act and Rule 2 of the Commission's regulations, by filing annual exemption statements on Form U-3A-2 following the Reorganization.

----------
(15) While APS' existing power marketing division will be moved to PNW, and will continue to perform its power marketing activities on a nationwide basis, PNW's utility operations will still be predominately intrastate in character and conducted primarily in Arizona. As noted above, the Commission Staff has indicated in a series of no-action letters that power marketers are not considered "electric utility companies" under Section 2(a)(3) of the Act and, therefore, are not "public-utility companies" under
     Section 2(a)(5) of the Act. See, e.g., Sunoco Power Marketing, L.L.C., SEC No-Action Letter, 1997 SEC No-Act. LEXIS 785 (July 24, 1997); Enron Capital & Trade Resources Corp., SEC No-Action Letter, 1997 SEC No-Act. LEXIS 287 (Feb. 13, 1997).

ITEM 4 REGULATORY APPROVAL

     The Reorganization will require the approval of the ACC and FERC. APS has received an order approving the Reorganization from the ACC, a copy of which is attached hereto as Exhibit D-5. APS has also filed an application for approval of the proposed Reorganization with the FERC, a copy of which is attached as Exhibit D-1. A copy of the final FERC order pursuant thereto will be filed as Exhibit D-2 by amendment hereto. Other than such enumerated approvals and the approval of the Commission hereunder, no other approvals of utility regulatory authorities are required for the Reorganization and the movement of the non-nuclear generating assets to PWE.

ITEM 5 PROCEDURE

     PNW respectfully requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. PNW also requests that there be no hearing on this application and that the Commission issue its order as soon as practicable after the filing hereof. PNW respectfully requests that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this application not later than October 12, 2000, such notice to specify a date not later than November 13, 2000, by which comments may be entered and a date not later than December 1, 2000, as the date after which an order of the Commission granting and permitting this application to become effective may be entered by the Commission. A form of Notice is filed herewith as Exhibit H-1.

     Without prejudice to its right to modify the same if a hearing should be ordered on this application, PNW hereby makes the following specifications required by paragraph (b) of Item 5 of Form U-1:

     (1) There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

     (2) There should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective.

     (3) PNW consents to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.

ITEM 6 EXHIBITS AND FINANCIAL STATEMENTS

     It is requested that the Commission send copies of all communications to PNW as follows:

Herbert I. Zinn                         Mary Ann K. Huntington
Pinnacle West Capital Corporation       Morgan, Lewis & Bockius LLP
400 North Fifth Street                  1800 M Street, N.W.
Mail Station 8695                       Washington, D.C.  20036
Phoenix, Arizona  85004

     A.   EXHIBITS

EXHIBIT NO.            DESCRIPTION OF DOCUMENT                                    METHOD OF FILING
-----------            -----------------------                                    ----------------
   A-1               Restated Articles of Incorporation of PNW.                   Incorporated by reference; File No.
                                                                                  1-8962, PNW Form 10-K for the year
                                                                                  ended December 31, 1999.

   A-2               Restated Articles of Incorporation of APS.                   Incorporated by reference; File No.
                                                                                  1-4473, APS Form 8-K  (Sept. 23, 1993)

   A-3               Articles of Incorporation of PWE.                            Filed herewith.

   B-1               Form of Term Sheet                                           Filed herewith.

   D-1               Application of APS, PNW and PWE to FERC for Authorization    Filed herewith.
                     to Transfer Jurisdictional Facilities.

   D-2               Order of FERC.                                               To be filed by amendment.

   D-3               Retail Electric Competition Rules                            Incorporated by reference; File No.
                                                                                  1-4473, filed as Exhibit 10.2 to APS
                                                                                  Sept. 30, 1999 Form 10-Q Report

   D-4               Comprehensive Settlement Agreement Related to the            Incorporated by reference; File No.
                     Implementation of Retail Electric Competition, filed with    1-4473, filed as Exhibit 10.1 to APS'
                     the Arizona Corporation Commission.                          May 14, 1999 Form 8-K Report.

   D-5               ACC Approval of the Settlement Agreement.                    Incorporated by reference; File No.
                                                                                  1-4473, filed as Exhibit 10.1 to APS'
                                                                                  Sept. 1999 10-Q Report.

   D-6               Amended Settlement Agreement                                 Filed herewith.

   E-1               Map showing location of the generating facilities of APS     Filed herewith.
                     that are being moved to PWE along with their related
                     transmission facilities.

   F-1               Signed initial opinion of counsel.                           To be filed by amendment.

   F-2               Past-tense opinion of counsel.                               To be filed by amendment.

   G-1               PNW, Form U-3A-2, "Statement by Holding Company Claiming     Incorporated by reference; File No.
                     Exemption under Rule U-2 from the Provisions of the Public   69-306, dated Feb. 29, 2000.
                     Utility Holding Company Act of 1935."

   H-1               Form of Notice                                               Filed herewith.

     B.   FINANCIAL STATEMENTS

STATEMENT NO.        DESCRIPTION OF DOCUMENT                                      METHOD OF FILING
-------------        -----------------------                                      ----------------
FS-1                 Historical consolidated financial statements of PNW          Incorporated by reference to Annual
                                                                                  Reports on Form 10-K for the years
                                                                                  ended 1999, 1998 and 1997

FS-2                 Historical consolidated financial statements of APS          Incorporated by reference to Annual
                                                                                  Reports on Form 10-K for the years
                                                                                  ended 1999, 1998 and 1997

Although separate financial statements for PWE have not been included, PWE's financial information is included in the consolidated financial statements of PNW.

ITEM 7 INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this application and declaration involves a "major federal action" nor do any of them "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this application will not result in changes in the operation of the company that will have an impact on the environment. Neither APS nor PNW are aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this application.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.


                                        PINNACLE WEST CAPITAL CORPORATION



                                        By: Barbara M. Gomez
                                           -------------------------------------
                                        Its: Treasurer
                                            ------------------------------------

Date: September 12, 2000

Phoenix, Arizona